FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 11/3/2026

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter and first nine months of 2026 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: November 3, 2026

Press Release
Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2026 Results

Luxembourg, November 3, 2026 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2026.

The financial information contained in this press release is based on Ternium S.A.’s consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS). Interim financial figures are unaudited. The financial and operational information is presented in U.S. dollars ($) and metric tons, except otherwise indicated. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Cash Operating Income, Free Cash Flow, Net Debt and Net Cash. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Third Quarter of 2026 Highlights

SHIPMENTS - STEEL PRODUCTS	ADJUSTED EBITDA	NET INCOME
4.0 MILLION TONS	$785 MILLION	$368 MILLION

SHIPMENTS - MINING SEGMENT	ADJUSTED EBITDA MARGIN	EARNINGS PER ADS
2.8 MILLION TONS	16.9%	$1.42

CASH PROVIDED BY OPERATING ACTIVITIES	CAPEX	INTERIM DIVIDEND ANNOUNCEMENT
$613 MILLION	$398 MILLION	$0.90 PER ADS

Note: Interim dividend figure compared to third quarter of 2025. Other figures compared to second quarter of 2026.

Summary of Third Quarter of 2026

CONSOLIDATED	3Q26	2Q26	DIF	3Q25	DIF	9M26	9M25	DIF

Steel Products Shipments (thousand tons)	4,044	3,858	5%	3,757	8%	11,610	11,333	2%
Mining Segment Shipments (thousand tons)	2,832	3,347	-15%	3,207	-12%	9,005	9,589	-6%
Net Sales ($ million)	4,644	4,340	7%	3,955	17%	12,919	11,834	9%
Operating Income ($ million)	578	528	9%	215	168%	1,396	546	156%
Adjusted EBITDA ($ million)	785	717	10%	420	87%	1,981	1,146	73%
Adjusted EBITDA Margin (% of net sales)	16.9%	16.5%		10.6%		15.3%	9.7%
Net Income (loss) ($ million)	368	465		(270)		1,205	132
Equity Holders’ Net Income ($ million)	279	344		21		836	303
Earnings per ADS ($)	1.42	1.75		0.10		4.26	1.54

Note:    Each American Depositary Share, or ADS, represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Third Quarter of 2026 Highlights

Ternium reported solid earnings in the third quarter of 2026, with adjusted EBITDA increasing sequentially by 10% to $785 million, on higher steel sales volumes and margins.

In Mexico, shipments to the commercial market continued their upward trend in the third quarter, accompanied by higher sales volumes to industrial customers. Steel shipments also increased sequentially in Brazil and the Southern Region, while remaining relatively stable in Other Markets.

The company’s net income in the third quarter of 2026 reached $368 million, after deferred tax losses of $116 million mainly in connection with the effect of the depreciation of the Mexican Peso against the U.S. dollar on Ternium’s Mexican subsidiaries.

Capital expenditures amounted to $398 million during the third quarter, with the construction of Ternium’s new slab mill in Pesquería, Mexico, continuing to advance according to plan. Cash from operating activities amounted to $613 million, after a $148 million increase in working capital driven mainly by higher realized steel prices and sales volumes, as well as higher raw material and purchased slab costs. Net Cash position at the end of September 2026 was $22 million, compared to Net Debt position of $112 million at the end of June 2026.

Interim Dividend Payment

Ternium’s board of directors approved the payment of an interim dividend of $0.90 per ADS ($0.09 per share), or $177 million based on total shares of common stock outstanding, net of treasury shares.

The interim dividend payment date will be November 17, 2026, with record date on November 16, 2026.

ANNUAL DIVIDEND $ PER ADS

■ Interim dividend

Outlook

Ternium anticipates Adjusted EBITDA in the fourth quarter of 2026 to remain broadly in line with the third quarter, as a modest seasonal decrease in steel shipments should be offset by a slightly higher margin per ton. Consolidated revenue per ton is expected to increase, more than offsetting higher cost per ton driven by raw material and slab costs.

In Mexico, revenue per ton should continue to increase, in line with steel price trends in North America. Ternium is gaining market share by replacing imported steel in both the commercial and industrial markets. In addition, investments in data centers and gas pipeline infrastructure are expected to add to steel demand.

In Brazil, Ternium expects a decline in shipments and a less favorable sales mix, leading to lower revenue per ton, while cost per ton should remain elevated, mainly reflecting raw material and energy costs. Iron ore sales volumes are also anticipated to decrease, reflecting the temporary idling of part of the mining operations of Mineração Usiminas (MUSA) in response to current international prices and freight rates.

In the Southern Region, shipments are expected to remain relatively stable. Market conditions in Argentina are broadly unchanged from the previous quarter: oil and gas, mining and agriculture continue to be dynamic, while home appliances and automotive are still affected by weak domestic demand and unfairly traded imports, and construction has yet to recover.

Analysis of Third Quarter of 2026 Results

Consolidated Net Sales

$ MILLION	3Q26	2Q26	DIF	3Q25	DIF	9M26	9M25	DIF

Steel segment	4,529	4,192	8%	3,804	19%	12,535	11,417	10%
Mining segment - third parties	116	148	-22%	151	-23%	383	417	-8%
Total net sales	4,644	4,340	7%	3,955	17%	12,919	11,834	9%

Adjusted EBITDA

Adjusted EBITDA in the third quarter of 2026 equals Net Income adjusted to exclude:

◦Depreciation and amortization;
◦Income tax results;
◦Net financial results;
◦Equity in earnings of non-consolidated companies; and
◦Provision for ongoing litigation related to the acquisition of a participation in Usiminas.

And adjusted to include the proportional EBITDA in Unigal (70% participation).

Adjusted EBITDA margin equals Adjusted EBITDA divided by net sales.

For more information see Exhibit I - Alternative performance measures - “Adjusted EBITDA”.

ADJUSTED EBITDA $ MILLION

Steel Segment Third Quarter of 2026 Results
The Steel Segment’s net sales increased both sequentially and year over year in the third quarter of 2026, driven by higher shipments and revenue per ton. Compared with the previous quarter, sales volumes increased in Mexico, Brazil and the
Southern Region, while realized steel prices rose primarily in Mexico and Other Markets. Compared to the same period in 2025, shipment volumes grew mainly in Mexico, while realized steel prices increased across most regions.

SHIPMENTS - STEEL PRODUCTS MILLION TONS

NET SALES - STEEL SEGMENT $ BILLION

In the third quarter of 2026, Ternium continued gaining market share in Mexico. Commercial market shipments maintained their upward trend during the period, posting significant year-over-year growth. In addition, sales volumes to industrial customers increased both sequentially and year over year.

In Brazil and the Southern Region, sales volumes increased sequentially in the third quarter, but remained relatively stable on a year-over-year basis.

In Other Markets, shipments in the third quarter of 2026 were broadly stable sequentially, while decreasing slightly on a year-over-year basis.

SHIPMENTS BY REGION - STEEL PRODUCTS MILLION TONS

STEEL SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	3Q26	2Q26	DIF	3Q25	DIF	3Q26	2Q26	DIF	3Q25	DIF	3Q26	2Q26	DIF	3Q25	DIF

Mexico	2,437	2,219	10%	1,803	35%	2,181	2,082	5%	1,849	18%	1,118	1,066	5%	975	15%
Brazil	1,016	989	3%	950	7%	984	937	5%	994	-1%	1,033	1,055	-2%	956	8%
Southern Region	599	551	9%	594	1%	560	519	8%	557	1%	1,070	1,061	1%	1,066	0%
Other Markets	413	378	9%	380	9%	318	320	-1%	357	-11%	1,297	1,182	10%	1,065	22%
Total Steel Products	4,466	4,137	8%	3,727	20%	4,044	3,858	5%	3,757	8%	1,104	1,072	3%	992	11%
Other Products	63	56	13%	76	-18%
Total Steel Segment	4,529	4,192	8%	3,804	19%

STEEL SEGMENT	NET SALES ($ MILLION)			SHIPMENTS (THOUSAND TONS)			REVENUE/TON ($/TON)

	9M26	9M25	DIF	9M26	9M25	DIF	9M26	9M25	DIF

Mexico	6,641	5,350	24%	6,245	5,545	13%	1,063	965	10%
Brazil	2,924	2,819	4%	2,867	2,978	-4%	1,020	947	8%
Southern Region	1,631	1,744	-7%	1,540	1,612	-4%	1,059	1,082	-2%
Other Markets	1,146	1,267	-10%	958	1,198	-20%	1,196	1,057	13%
Total Steel Products	12,342	11,180	10%	11,610	11,333	2%	1,063	986	8%
Other Products	193	237	-19%
Total Steel Segment	12,535	11,417	10%

In the third quarter of 2026, the Steel Segment’s Cash Operating Income rose by $104 million on a sequential basis and by $363 million on a year-over-year basis, driven by higher realized steel prices and sales volumes, partially offset by higher unit costs.
The increase in cost per ton was mainly the result of higher raw material and purchased slab prices, partially offset by the company’s ongoing initiatives to improve efficiency.

CASH OPERATING INCOME - STEEL SEGMENT $ MILLION

CASH OPERATING INCOME PER TON AND MARGIN - STEEL SEGMENT $/TON, %

Note: For a reconciliation of the Steel Segment’s Cash Operating Income and Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Steel Segment”.

Mining Segment Third Quarter of 2026 Results

Net sales in the Mining Segment decreased by 18% sequentially in the third quarter of 2026, reflecting lower sales volumes and a slight decline in realized iron ore prices. Year-over-year, net sales decreased slightly in the third quarter, as the decline in sales volumes was mostly offset by higher realized iron ore prices. Sales volumes in the third quarter were affected by the temporary suspension of certain operations at Mineração Usiminas, following a deterioration in iron ore export profitability.

SHIPMENTS - MINING SEGMENT MILLION TONS

NET SALES - MINING SEGMENT $ MILLION

MINING SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	3Q26	2Q26	DIF	3Q25	DIF	3Q26	2Q26	DIF	3Q25	DIF	3Q26	2Q26	DIF	3Q25	DIF
Third parties	116	148	-22%	151	-23%	1,670	2,004	-17%	2,017	-17%	69	74	-6%	75	-7%
Intercompany	144	168	-15%	117	22%	1,161	1,343	-14%	1,190	-2%	124	125	-1%	98	26%
Total	259	316	-18%	268	-3%	2,832	3,347	-15%	3,207	-12%	92	94	-3%	84	10%

MINING SEGMENT	NET SALES ($ MILLION)			SHIPMENTS (THOUSAND TONS)			REVENUE/TON ($/TON)

	9M26	9M25	DIF	9M26	9M25	DIF	9M26	9M25	DIF
Third parties	383	417	-8%	5,137	5,788	-11%	75	72	3%
Intercompany	476	411	16%	3,868	3,801	2%	123	108	14%
Total	859	829	4%	9,005	9,589	-6%	95	86	10%

The Mining Segment’s Cash Operating Income decreased sequentially in the third quarter of 2026, primarily driven by a decline in sales volumes and lower realized iron ore prices. On a year-over-year basis, Cash Operating Income rose slightly reflecting higher realized iron ore prices, which were largely offset by lower shipments and increased costs.

CASH OPERATING INCOME - MINING SEGMENT $ MILLION

CASH OPERATING INCOME PER TON AND MARGIN - MINING SEGMENT $/TON, %

Note:    For a reconciliation of the Mining Segment’s Cash Operating Income and Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Mining Segment”.

Net Financial Results

Net financial results were a gain of $6 million for the third quarter of 2026. Foreign exchange results were a gain of $12 million, mainly reflecting the positive effect of the depreciation of the Mexican Peso against the U.S. dollar on a net short local currency position at Ternium’s subsidiaries in this country.

$ MILLION	3Q26	2Q26	3Q25	9M26	9M25

Net interest result	(8)	(5)	3	0	18
Net foreign exchange result	12	(34)	(34)	(7)	(38)
Change in fair value of financial assets	7	1	8	19	54
Other financial expense, net	(5)	(2)	(12)	(23)	(35)
Net financial results	6	(39)	(35)	(11)	(2)

Income Tax Results

Ternium’s subsidiaries use the U.S. dollar as their functional currency; as a result, fluctuations between their local currencies and the U.S. dollar lead to the recognition of deferred tax results. In the third quarter of 2026, the company recorded a deferred tax loss of $116 million mainly driven by the negative effect of the depreciation of the Mexican Peso against the U.S. dollar.

$ MILLION	3Q26	2Q26	3Q25	9M26	9M25

Current income tax expense	(99)	(109)	(13)	(247)	(85)
Deferred tax (loss) gain	(116)	86	(430)	102	(277)
Income Tax Result	(215)	(23)	(444)	(145)	(362)

Net Income

In the third quarter of 2026, Ternium’s net income amounted to $368 million after deferred tax losses of $116 million.

Equity Holder’s Net Income was $279 million in the period, or $1.42 per ADS, mainly after accounting for the participation of a 62.5% non-controlling interest in Usiminas and a 37.4% non-controlling interest in Ternium Argentina.

NET INCOME (LOSS) $ MILLION

$ MILLION	3Q26	2Q26	3Q25	9M26	9M25

Net income (loss)	368	465	(270)	1,205	132
Excluding non-controlling interest	(88)	(121)	290	(369)	171
Owners of the parent	279	344	21	836	303

$ per ADS	3Q26	2Q26	3Q25	9M26	9M25

Earnings per ADS	1.42	1.75	0.10	4.26	1.54

Cash Flow and Liquidity

In the third quarter of 2026, cash from operations amounted to $613 million after a $148 million increase in working capital. Trade and other receivables rose by a net $99 million in the period, largely driven by higher realized steel prices and sales volumes. Likewise, inventories rose by $88 million, reflecting higher unit costs, partially offset by lower steel volumes. These working capital additions were
mitigated by a $39 million net increase in trade payables and other liabilities.

Capital expenditures totaled $398 million in the period, primarily reflecting the progress made in the construction of the new slab mill at Ternium’s industrial center in Pesquería, Mexico.

CASH FROM OPERATIONS, CHANGES IN WORKING CAPITAL $ BILLION

■ Cash from operations ■ Decrease (Increase) in working capital

CAPITAL EXPENDITURES $ MILLION

Ternium recorded a Net Cash position of $22 million as of the end of September 2026, compared to Net Debt position of $112 million as of the end of June 2026.

Ternium’s Net Cash position as of the end of September included Ternium Argentina’s consolidated position of cash and cash equivalents and other investments of $725 million. During the third quarter of 2026, Ternium recognized a $74 million decline in the fair value of Argentine securities.

NET (CASH) DEBT $ MILLION

Conference Call and Webcast

Ternium will host a conference call on November 4, 2026, at 8:00am ET in which management will discuss third quarter of 2026 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.

Income Statement

$ MILLION	3Q26	2Q26	3Q25	9M26	9M25

Net sales	4,644	4,340	3,955	12,919	11,834
Cost of sales	(3,608)	(3,399)	(3,346)	(10,254)	(10,085)
Gross profit	1,037	941	608	2,664	1,749
Selling, general and administrative expenses	(448)	(428)	(396)	(1,266)	(1,195)
Other operating income (expense), net	(11)	15	3	(2)	(8)
Operating income	578	528	215	1,396	546

Financial expense	(53)	(50)	(53)	(153)	(164)
Financial income	45	45	56	154	182
Other financial income (expense), net	14	(34)	(37)	(12)	(19)
Equity in earnings of non-consolidated companies	19	22	25	56	65
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	(20)	(24)	(32)	(92)	(117)
Profit before income tax result	583	487	174	1,350	494
Income tax	(215)	(23)	(444)	(145)	(362)
Profit (loss) for the period	368	465	(270)	1,205	132

Attributable to:
Owners of the parent	279	344	21	836	303
Non-controlling interest	88	121	(290)	369	(171)
Profit (loss) for the period	368	465	(270)	1,205	132

Statement of Financial Position

$ MILLION	SEPTEMBER 30, 2026	DECEMBER 31, 2025

Property, plant and equipment, net	11,194	10,406
Intangible assets, net	1,049	1,002
Investments in non-consolidated companies	626	563
Other investments	0	0
Deferred tax assets	1,215	1,039
Receivables, net	721	804
Trade receivables, net	5	4
Total non-current assets	14,812	13,819

Receivables, net	710	985
Derivative financial instruments	7	43
Inventories, net	4,483	4,094
Trade receivables, net	2,107	1,536
Other investments	1,760	1,600
Cash and cash equivalents	1,355	1,531
Total current assets	10,423	9,788

Non-current assets classified as held for sale	8	8

Total assets	25,243	23,615

Statement of Financial Position (cont.)

$ MILLION	SEPTEMBER 30, 2026	DECEMBER 31, 2025

Capital and reserves attributable to the owners of the parent	12,541	11,944
Non-controlling interest	4,517	4,203
Total equity	17,058	16,148

Provisions	594	586
Deferred tax liabilities	31	24
Non current tax liabilities	6	13
Other liabilities	989	956
Trade payables	1	1
Lease liabilities	176	138
Borrowings	2,306	1,815
Total non-current liabilities	4,104	3,533

Provision for ongoing litigation related to the acquisition of a participation in Usiminas	619	528
Current income tax liabilities	126	39
Other liabilities	486	640
Trade payables	2,013	2,073
Derivative financial instruments	0	1
Lease liabilities	49	49
Borrowings	787	604
Total current liabilities	4,081	3,934

Total liabilities	8,185	7,467

Total equity and liabilities	25,243	23,615

Statement of Cash Flows

$ MILLION	3Q26	2Q26	3Q25	9M26	9M25

Result for the period	368	465	(270)	1,205	132

Adjustments for:
Depreciation and amortization	198	194	197	572	578
Income tax accruals less payments	169	3	394	42	142
Equity in earnings of non-consolidated companies	(19)	(22)	(25)	(56)	(65)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	20	24	32	92	117
Interest accruals less payments / receipts, net	(17)	(4)	(6)	(27)	(6)
Changes in provisions	4	(10)	1	(5)	5
Changes in working capital	(148)	(418)	174	(798)	901
Net foreign exchange results and others	38	24	38	62	(17)
Net cash provided by operating activities	613	256	535	1,086	1,786

Capital expenditures and advances to suppliers for PP&E	(398)	(431)	(711)	(1,235)	(2,038)
(Increase) decrease in other investments	(529)	288	(24)	(153)	538
Proceeds from the sale of property, plant & equipment	1	0	3	2	4
Dividends received from non-consolidated companies	1	1	2	3	4
Recovery of loans from non-consolidated companies	—	—	—	150	—
Acquisition of additional participation in Usiminas	—	—	—	(315)	—
Acquisition of business - purchase consideration	—	—	—	(24)	—
Acquisition of business - cash acquired	—	—	—	4	—
Repayment of additional paid in capital	—	—	—	—	(5)
Net cash used in investing activities	(925)	(142)	(729)	(1,568)	(1,497)

Dividends paid in cash to company’s shareholders	—	(255)	—	(255)	(353)
Dividends paid in cash to non-controlling interest	—	(36)	—	(43)	(2)
Finance lease payments	(15)	(18)	(15)	(48)	(50)
Proceeds from borrowings	334	29	71	768	653
Repayments of borrowings	(77)	(19)	(387)	(135)	(934)
Net cash provided by (used in) financing activities	242	(300)	(330)	288	(686)

Decrease in cash and cash equivalents	(70)	(186)	(524)	(195)	(397)

Exhibit I - Alternative Performance Measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA

$ MILLION	3Q26	2Q26	3Q25	9M26	9M25

Net income	368	465	(270)	1,205	132
Adjusted to exclude:
Depreciation and amortization	198	194	197	572	578
Income tax results	215	23	444	145	362
Net financial results	(6)	39	35	11	2
Equity in earnings of non-consolidated companies	(19)	(22)	(25)	(56)	(65)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	20	24	32	92	117
Reversal of contingencies (Usiminas)	—	(12)	—	(12)	—
Adjusted to include:
Proportional EBITDA in Unigal (70% participation)	9	7	8	24	21
Adjusted EBITDA	785	717	420	1,981	1,146
Divided by: net sales	4,644	4,340	3,955	12,919	11,834
Adjusted EBITDA Margin (%)	17%	17%	11%	15%	10%

Exhibit I - Alternative Performance Measures (cont.)

Cash Operating Income - Steel Segment

$ MILLION	3Q26	2Q26	3Q25	9M26	9M25

Operating Income - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	504	410	333	1,185	766
Plus/minus differences in cost of sales (IFRS)	77	88	(96)	148	(202)
Excluding depreciation and amortization	163	158	146	469	432
Excluding reversal of contingencies (Usiminas)	—	(12)	—	(12)	—
Including proportional EBITDA in Unigal (70% participation)	9	7	8	24	21
Cash Operating Income	754	650	391	1,814	1,018
Divided by: steel shipments (thousand tons)	4,044	3,858	3,757	11,610	11,333
Cash Operating Income per Ton - Steel	186	169	104	156	90
Divided by: steel net sales	4,529	4,192	3,804	12,535	11,417
Cash Operating Income Margin - Steel (%)	17%	16%	10%	14%	9%

Cash Operating Income - Mining Segment

$ MILLION	3Q26	2Q26	3Q25	9M26	9M25

Operating Result - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	(54)	(33)	(35)	(112)	(75)
Plus/minus differences in cost of sales (IFRS)	59	55	23	168	77
Excluding depreciation and amortization	35	36	51	104	146
Cash Operating Income	40	58	38	160	148
Divided by: mining shipments (thousand tons)	2,832	3,347	3,207	9,005	9,589
Cash Operating Income per Ton - Mining	14	17	12	18	15
Divided by: mining net sales	259	316	268	859	829
Cash Operating Income Margin - Mining (%)	16%	18%	14%	19%	18%

Exhibit I - Alternative Performance Measures (cont.)

Free Cash Flow

$ MILLION	3Q26	2Q26	3Q25	9M26	9M25

Net cash provided by operating activities	613	256	535	1,086	1,786
Less: capital expenditures and advances to suppliers for PP&E	(398)	(431)	(711)	(1,235)	(2,038)
Free Cash Flow	215	(175)	(175)	(149)	(252)

Net (Cash) Debt

$ MILLION	SEPTEMBER 30, 2026	JUNE 30, 2026	SEPTEMBER 30, 2025

Borrowings (current and non-current)	3,094	2,844	2,046
Less: Cash and cash equivalents	(1,355)	(1,431)	(1,323)
Less: Other investments (current and non-current)	(1,760)	(1,301)	(1,438)
Net (Cash) Debt	(22)	112	(715)

Note:    Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $0.7 billion as of September 30 and June 30, 2026, and $0.9 billion as of September 30, 2025.